                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                _______________

                                AMENDMENT NO. 4
                                      TO
                                SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                           (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)


                              AST RESEARCH, INC.
                             (Name of the Issuer)

                         SAMSUNG ELECTRONICS CO., LTD.
                              AST RESEARCH, INC.
                      (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)

                        (Title of Class of Securities)


                                   001907104
                     (CUSIP Number of Class of Securities)
                                _______________

   Jae Chang Lee, Esq.                                 Randall G. Wick, Esq.
   Samsung Electronics Co., Ltd.                         AST Research, Inc.
   Samsung Main Building                                16215 Alton Parkway
   250, 2-Ka, Taepyung-Ro, Chung-Ku                   Irvine, California  92718
   Seoul, Korea  100-742                                    (714) 727-7777
   011-82-2-727-7100

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                      COPIES TO:

  Thomas D. Magill, Esq.              Henry Lesser, Esq.                        Gary J. Singer, Esq.
Gibson, Dunn & Crutcher LLP           Irell & Manella LLP                       O'Melveny & Myers LLP
Jamboree Center, 4 Park Plaza     333 South Hope Street, Suite 3300       616 Newport Center Drive, Suite 1700
 Irvine, California 92614        Los Angeles, California 90071               Newport Beach, California 92660
     (714)451-3800                      (714) 620-1555                               (714) 760-9600


     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated April 21, 1997 (the "Schedule 13E-3") of Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), and AST Research, Inc., a Delaware corporation (the "Company"), filed in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 13E-3.

Item 4.  TERMS OF THE TRANSACTION

     Item 4(a) is hereby amended and supplemented by addition of the following information thereto:

     On June 18, 1997, Purchaser issued a press release announcing that the Offer has been extended in order to allow additional time for the receipt of the required approvals by the government of the Republic of Korea. All other government approvals have been obtained. The Offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Tuesday, July 1, 1997, unless further extended.

     A copy of the press release issued by Purchaser is filed as Exhibit (a)(11) to Purchaser's Tender Offer Statement on Schedule 14D-1 dated April 21, 1997, as amended (the "Schedule 14D-1"), and is incorporated herein by reference.

Item 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Items 6(a) and 6(c) are hereby amended and supplemented by addition of the following information thereto:

     The total amount of funds required by Purchaser to purchase the Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $173 million. Purchaser will provide approximately $25 million from its working capital and intends to obtain approximately $148 million from a bank loan facility to be arranged by The Korea Development Bank ("KDB"). KDB has delivered a proposal pursuant to which KDB has indicated that it is willing to arrange through a syndicate of financial institutions loan facilities (collectively, the "Loan Facility") of 17.1 billion Japanese yen (approximately $148 million).

     Set forth below is a summary description of the proposed Loan Facility. The summary description does not purport to be complete. There can be no assurance that the terms set forth

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below will be contained as described in the definitive documentation with respect to the Loan Facility, and such documentation will include provisions in addition to those described.

     The Loan Facility will consist of a five-year term loan. There will be no scheduled principal payments prior to maturity. The loan will bear interest at the London Interbank Offered Rate ("LIBOR") plus .50% payable in arrears every six months. Purchaser will pay commitment, arrangement and agency fees in connection with the Loan Facility and will reimburse the lenders for certain out-of-pocket expenses.

     The Loan Facility will include conditions precedent to the lenders' funding obligations, including receipt of all required governmental approvals and negotiation, execution and delivery of mutually satisfactory loan documentation containing representations and warranties, funding and yield protection provisions, covenants, events of default and provisions determined by the lenders to be appropriate for transactions of this type. The Loan Facility will be unsecured but will contain a covenant limiting Purchaser's ability to encumber its assets.

     Purchaser anticipates that the indebtedness incurred under the Loan Facility will be repaid from a variety of sources, which may include, but may not be limited to, funds generated internally by Purchaser and its affiliates, bank refinancing and public or private sale of debt or equity securities. No decision has been made concerning the method Purchaser will employ to repay such indebtedness. Such decision will be made based on Purchaser's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Purchaser may deem appropriate.

Item 16.  ADDITIONAL INFORMATION

     Items 16 is hereby amended and supplemented by addition of the following information thereto:

     Settlement of the California Action.  Following the execution of the
     ------------------------------------
Memorandum of Understanding by the Delaware Plaintiffs, negotiations occurred between counsel for Purchaser and plaintiff Daniel Sigler regarding a possible settlement of the California Action. As a part of this process, certain discussions also occurred between the Special Committee and its counsel, on the
one hand, and Mr. Sigler, on the other.   As a result of such negotiations, as
of June 18, 1997, Purchaser entered into a memorandum of understanding with Mr. Sigler and the Delaware Plaintiffs (the "Sigler Memorandum of Understanding").

     The Sigler Memorandum of Understanding provides, among other things, that Mr. Sigler will seek dismissal of the California Action, without prejudice, based upon the pendency of the Delaware Action, which incorporates much of the same claims brought on behalf of the same class of plaintiffs, and the pending settlement of the Delaware Action. Additionally, Mr. Sigler will become an associated co-counsel and member of the plaintiffs' counsels' committee in the Delaware Action. The Sigler Memorandum of Understanding further provides that, to the extent the Court in the Delaware Action makes an award of attorneys' fees to plaintiffs' counsel in connection with their efforts, Mr. Sigler shall receive up to $110,000 or 12% of the total amount of attorneys' fees awarded, whichever amount is less. In the event the Court in the Delaware

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Action also awards costs and expenses, Mr. Sigler shall receive no portion of that award. In addition, Mr. Sigler agreed not to seek any award of attorneys' fees or costs in connection with the dismissal of the California Action.

     The parties further agreed that, after execution of a Stipulation of Settlement and final Court approval of the settlement, including class release and dismissal of the Delaware Action, plaintiffs' counsel of record in the Delaware Action, including Mr. Sigler, will jointly apply to the Delaware Chancery Court for an award of attorneys' fees not to exceed $935,000 and an award of expenses not to exceed $50,000, and Purchaser will pay such fees and costs. Defendants will not oppose the application for attorneys' fees and expenses. The Purchaser further agreed to disseminate notice of the settlement of both the California Action and the Delaware Action to the class and to pay costs and expenses incurred in providing such notice. The parties intend to seek to complete as soon as possible the process of entering into, implementing and seeking Delaware Chancery Court approval of, the settlement agreement contemplated by the Delaware Memorandum of Understanding and the Sigler Memorandum of Understanding.

Item 17.  MATERIAL TO BE FILED AS EXHIBITS

     Item 17 is hereby amended and supplemented by addition of the following exhibit thereto:

       (d)(11) Press release, dated June 18, 1997, issued by Purchaser (incorporated herein by reference to Exhibit (a)(11) to the Schedule 14D-1.)

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                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   AST RESEARCH, INC.

                                   By: /s/ Koon Shik Choi
                                      -------------------
                                   Name:  Koon Shik Choi
                                   Title: Chief Financial Officer


                                   SAMSUNG ELECTRONICS CO., LTD.

                                   By: /s/ Jae Chang Lee
                                      ------------------
                                   Name:  Jae Chang
                                   Title: Director/General Legal Counsel


Dated: June 18, 1997

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                                 EXHIBIT INDEX
                                 -------------


Exhibit No.             Description of Exhibit
-----------             ----------------------
(d)(11)                 Press release, dated June 18, 1997, issued by
                        Purchaser (incorporated herein by reference to Exhibit (a)(11) to the Schedule 14D-1.)

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